

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2015

Marion Freijsen
Chief Operating Officer
EFactor Group Corp.
1177 Avenue of the Americas, Suite 5060
New York, New York 10036

     Re: **EFactor Group Corp.**
             Preliminary Information Statement on Schedule 14C
             Filed May 13, 2015
             File No. 000-51569

Dear Ms. Freijsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, we note that you state that the Board of Directors and consenting stockholders holding approximately 51.5% of the voting power approved the reserve split. However, the beneficial ownership table on page 10 indicates that your officers and directors have a combined voting power of only 37.9% and you list only one shareholder beneficially owning with more than 5% of your common stock. In your response letter, please identify the consenting stockholders, the percentage of votes they each represent, and their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

Discussion of the Reverse Split of the Company's Capital Stock

Purpose of the Reverse Split, page 5

2.   You state that you currently anticipate that you will seek to raise additional capital through the sale of additional shares of common stock, preferred stock or securities convertible into common stock. Please tell us in your response letter whether you have entered into any agreements or currently have any plans, proposals, or arrangements to issue any of the newly available authorized shares of common stock. If you have no such plans or agreements, please include a statement to this effect in your information statement. Please refer to Rule 135 of the Securities Act of 1933 in considering whether revisions to the information statement are required.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Richard I. Anslow, Esq..
        Ellenoff Grossman & Schole LLP